

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

June 7, 2021

Steven Ewart
Chief Financial Officer
Barclays Bank PLC
1 Churchill Place
London E14 5HP, United Kingdom

>   **Re: Barclays Bank PLC**
>   **Registration Statement on Form F-4**
>   **Filed May 24, 2021**
>   **File No. 333-256441**

Dear Mr. Ewart:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Lin, Staff Attorney, at (202) 551-3552 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance